DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Ed Batts ed.batts@dlapiper.com T 650.833.2073 F 650.687.1106

April 23, 2015

VIA COURIER AND EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Celeste M. Murphy, Legal Branch Chief
Larry Spirgel, Assistant Director
William Mastrianna, Attorney-Adviser
Paul Fischer, Attorney-Adviser
Robert S. Littlepage, Accounting Branch Chief
Christie Wong, Staff Accountant

Re:	Lumentum Holdings Inc.
Registration Statement on Form 10
Filed February 26, 2015
File No. 001-36861

Ladies and Gentlemen:

On behalf of Lumentum Holdings Inc. (the “Company”), we submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 25, 2015, relating to the above referenced Registration Statement on Form 10 filed with the Commission on February 26, 2015. We are concurrently filing via EDGAR this letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement File No. 001-36861 (the “Registration Statement”). We are also sending a hard copy of this letter and Amendment No. 1, including a version that is marked to show changes to the originally filed Registration Statement.

In connection with our submission of this letter, the Company is supplementally providing a letter and a memorandum of response with certain supplemental materials, for which we are respectfully requesting confidential treatment pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83.

Amendment No. 1 is being filed in response to the March 25, 2015 comment letter of the Staff regarding the Registration Statement and to provide updated information. Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the Registration Statement.

General

1. Please file your exhibits, such as the Separation and Distribution Agreement, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding the exhibits.

Response: The Company has filed the requested exhibits with Amendment No. 1. The Company plans to file additional exhibits in a subsequent amendment to the Registration Statement.

2. Please advise us when you will obtain the tax opinion of PricewaterhouseCoopers and whether you intend to file the opinion as an exhibit or an appendix to the filing.

Division of Corporation Finance

Attention: Celeste M. Murphy, Legal Branch Chief

April 23, 2015

Page Two

Response: The Company plans to obtain the tax opinion of PricewaterhouseCoopers LLP prior to the distribution. The Company describes the tax opinion in the Information Statement but does not intend to file the opinion as an exhibit or an appendix to the filing.

Exhibit 99.1 Information Statement of Lumentum Holdings, Inc.

3. We note a number of blank spaces throughout your information statement. Please include these disclosures in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided these disclosures.

Response: To the extent there are blank spaces in the Information Statement filed with Amendment No. 1, the Company intends to include these disclosures in a subsequent amendment to the Registration Statement as soon as practicable.

Questions and Answers About the Separation and Distribution, page 2

4. Please revise to address whether JDSU shareholders will have appraisal rights in connection with the proposed transaction.

Response: The Information Statement has been revised on page 7 in response to the Staff’s comment.

What is Lumentum and why is JDSU spinning off the CCOP business?, page 2

5. Please consider adding chart disclosure to enhance an understanding of your organizational structure, both before and after the proposed distribution.

Response: The Information Statement has been revised on page 34 in response to the Staff’s comment.

What are the conditions to the distribution?, page 4

6. Please revise to confirm, if true, that the conditions you enumerate may each be waived at the discretion of the JDSU board of directors.

Response: The Information Statement has been revised on page 3 in response to the Staff’s comment.

Who will manage Lumentum after the separation?, page 6

7. We note that you list several executives who will manage Lumentum after the separation. We also note that in a discussion of your “Executive Officers Following the Separation” at page 77, you disclose that these current JDSU executives are “expected to serve as our executive officers.” Please clarify whether these executives will be confirmed by your board of directors before the distribution occurs.

Division of Corporation Finance

Attention: Celeste M. Murphy, Legal Branch Chief

April 23, 2015

Page Three

Response: The Information Statement has been revised on page 81 in response to the Staff’s comment.

Risk Factors

Risks Related to Our Business, page 15

8. Please consider including an additional risk factor discussing the risks associated with the sale and market reception of your OpComms and Laser products.

Response: The Company respectfully submits that it has disclosed the relevant risks associated with the sale and market reception of its OpComms and Laser products in the risk factor titled “Changing technology and intense competition require us to continue to innovate” on page 16 of the Information Statement. The Company has more than 30 years’ experience in developing and manufacturing optical and photonics products, is a leading provider of optical and photonic products by revenue and market share, has supplied a large number of products to customers and its products have achieved market acceptance to date. Regarding risks associated with the future sale and market reception of its products, for example, on page 16 of the Information Statement, the Company has disclosed that its success depends upon its ability to deliver both its current product offerings and new products and technologies on time and at acceptable cost to its customers. The Company has also disclosed that its future performance will depend on the successful development, introduction and market acceptance of new and enhanced features and products that address customer issues and provide solutions that meet customers’ current and future needs. The Company has further disclosed that if it fails to continue to develop enhanced or new products, its revenue and profits and results of operations could be materially and adversely affected.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue by Region, page 52

9. Please provide the names, and relationship with you, if any, of Customers A, B, and C. Please see Item 101(c)(vii) of Regulation S-K.

Response: The Information Statement has been revised on page 56 in response to the Staff’s comment.

Business, page 66

10. Please revise to clarify in what sense Lumentum is a “leading provider” of optical and photonic products, be it by revenues, market share, or some other measure.

Response: In response to the Staff’s comment, the Company has revised disclosures on pages 48 and 70 to clarify that the Company is a “leading provider” by revenue and market share. The statement that the Company believes it is a “leading provider” is the result of its estimate of its market position through utilizing research of independent industry analysts. The Company has supplementally provided under separate cover the sources it has used to estimate its market position.

Division of Corporation Finance

Attention: Celeste M. Murphy, Legal Branch Chief

April 23, 2015

Page Four

Properties, page 75

11. Please clarify, as applicable, if your headquarters and properties will remain coterminous with Viavi headquarters and properties after the spin-off is consummated.

Response: The Information Statement has been revised on pages 8 and 13 in response to the Staff’s comment. The Company’s headquarters and properties will not be coterminous with Viavi headquarters and properties after the spin-off is consummated.

Certain Relationships and Related Person Transactions Indemnification, page 93

12. Please revise to clarify whether the indemnification provisions you reference are subject to any cap.

Response: The Information Statement has been revised on pages 23 and 99 in response to the Staff’s comment.

Escrow Agreement, page 96

13. We note that you have described the terms of the Escrow Agreement within the body of your registration statement, but have not included the Agreement as an exhibit to your filing. Please revise to do so, or advise us why you believe it need not be filed.

Response: The Company did not include the Escrow Agreement as an exhibit to its filing because it determined that the Escrow Agreement is not a material agreement required to be filed under Item 601 of Regulation S-K. The Company made the determination that the Escrow Agreement is not material based on the fact that the Escrow Agreement is not necessary for the Company to conduct its business and the termination of the Escrow Agreement would not have a material adverse effect on the Company’s business. The Escrow Agreement is being entered into in order to maintain a copy of certain information that is considered confidential to the Company and JDSU, which information would be released to the Company or JDSU upon certain conditions, including to the extent that either of the Company or JDSU require access to such information to assist it in responding to a governmental or regulatory investigation, litigation or other proceeding related to such information.

*  *  *  *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

Attention: Celeste M. Murphy, Legal Branch Chief

April 23, 2015

Page Five

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (650) 833-2073 or Michael Torosian at: (650) 833-2220 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Ed Batts

Ed Batts

Partner

cc:	Alan Lowe (Lumentum Holdings Inc.)
Judy Hamel (Lumentum Holdings Inc.)
Michael Torosian (DLA Piper LLP (US))